Consent of Independent Auditors

The Board of Directors

Vanguard Natural Resources, LLC:

We consent to the use of our report dated May 4, 2012, except for note 10 which is as of June 29, 2012, with respect to the balance sheets of Antero Resources Corporation as of December 31, 2011 and 2010, and the related statements of operations, stockholders equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the Form 8-K/A of Vanguard Natural Resources, LLC dated July 13, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

June 11, 2013